SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

UNIVERSAL FOREST PRODUCTS, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

913543-10-4

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement [_].  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on the following page(s))

Page 1 of 4 pages

CUSIP No. 913543-10-4	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Forest Products, Inc. Profit Sharing and 401(k) Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,076,721
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.39%
12	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTION BEFORE FILING OUT!!!

CUSIP NO. 913543-10-4	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer:

Universal Forest Products, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

2801 East Beltline, N.E.

Grand Rapids, Michigan  49525

Item 2(a)	Name of Person Filing:

Universal Forest Products, Inc. Profit Sharing and 401(k) Trust

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2801 East Beltline, N.E.

Grand Rapids, Michigan  49525

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Securities:

Common Stock, No Par Value

Item 2(e)	CUSIP Number:

913543-10-4

Item 3

Not applicable.

Item 4	Ownership:

Ownership details are disclosed in Items 5 through 11 on the cover sheet preceding this portion of Schedule 13G.  Under the provisions of the Plan, the Trustee has no voting power but currently retains shared dispositive power over the shares reported.

CUSIP NO. 913543-10-4	13G	Page 4 of 4 Pages

Item 5.	Ownership Of 5% Or Less Of A Class:

While the Trustee of the Plan currently has shared dispositive power over the reported shares, participants in the Plan retain the right to the proceeds of such shares under disposition.

Item 6.	Ownership Of More Than 5% on Behalf Of Another Person:

Not applicable.

Item 7.	Identification and Classification Of The Subsidiary Which Acquired The Security Being Reported on by Parent Holding Company:

Not applicable.

Item 8.	Identification And Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2011                                          UNIVERSAL FOREST PRODUCTS, INC.

                                                                                    PROFIT SHARING AND 401(k) TRUST

                                                                                    By:      /s/ Matthew J. Missad

                                                                                                Matthew J. Missad, Executive Vice

                                                                                                President of Universal Forest Products, Inc.,

                                                                                                the Plan Sponsor